October 5, 2021

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief
Office of Technology

RE:	Greenidge Generation Holdings Inc.
Registration Statement on Form S-1
File No. 333-259678
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Greenidge Generation Holdings Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Securities Act at 4:00 p.m. Eastern Daylight Time on October 6, 2021, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Richard Alsop of Shearman & Sterling LLP at (212) 848-7333 and that such effectiveness also be confirmed in writing.

Very truly yours,

By:	/s/ Jeffrey E. Kirt
Name:	Jeffrey E. Kirt
Title:	Chief Executive Officer

cc:	Richard Alsop, Esq.

Kristina Trauger, Esq.

Shearman & Sterling LLP